

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2012

Via E-mail
James Chandik
Chief Executive Officer
DNA Precious Metals, Inc.
9125 rue Pascal Gagnon, Suite 204
Saint Leonard, Quebec
Canada H1P 1Z4

> Re: **DNA Precious Metals, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed January 26, 2012**
>   **File: 333-178624**

Dear Mr. Chandik:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 20

1. We note your response to comment 16 in our letter dated January 16, 2012 and your disclosure which indicates "the amounts and timing of our actual expenditures may vary depending on numerous factors including but not limited to weather, availability of supplies and machinery, delays in licensing and difficulties in hiring a qualified work force". We reissue our prior comment. See Instruction 7 to Item 504 of Regulation S-K, which allows the company to reserve the right to change the use of proceeds, provided such reservation is due to certain contingencies that are specifically discussed and the alternative uses are indicated. Please revise your disclosure as appropriate.

James Chandik
DNA Precious Metals, Inc.
February 8, 2012
Page 2

Plan of Distribution, page 22

2. We note your response to comment 18 in our letter dated January 16, 2012. Please revise your disclosure to confirm that your officers and directors satisfy the requirements of Rule 3a4-1.

Management's Discussion and Analysis of Financial Condition and Plan Of Operation, page 24

History,page 33

3. We note your response to comment 24 in our letter dated January 16, 2012. Please remove the "geologic reserves" and "reserves" on page 33 of your amended disclosure until you have established a proven or probable reserve as defined by paragraph (a) of Industry Guide 7.

Mill Construction, page 40

4. We note your response to comment 26 in our letter dated January 16, 2012. Please remove specific costs and production rates until a final feasibility has been completed.

5. Additionally, please provide appropriate disclosure regarding the conclusions of your mineralogy tests, as noted in your March 2011 technical report. More specifically, it appears your technical report indicates the valuable compound in the tailings facility is mica, the recovery of gold is possible but still difficult, and the recovery of base metals is very unlikely.

Management, page 39

Background of officers and directors, page 40

6. We note your response to comment 28 in our letter dated January 16, 2012 and we reissue it in part. We note that you have added disclosure regarding the business experience of the officers and directors. Please also disclose the principal business of each of the employers identified in each of the biographies. See Item 401(e) or Regulation S-K.

Financial Statements, page F-1

7. Please note the updating requirements of Rule 8-08 of Regulation S-X. Please also provide a current consent as necessary in the next amendment.

Interim Consolidated Financial Statements, F2-1

Note 1- Organization and Basis of Presentation, page F2-7

8. We note your response to comment 34 in our letter dated January 16, 2012 which states that your revised disclosure includes an affirmative statement. Please revise the disclosure to provide the statement required by Instruction 2 to Rule 8-03 of Regulation S-X.

Note 3. Stockholders' Equity (Deficit), page F2-14

9. We note your response to comment 33 in our letter dated January 16, 2012 which states that your revised disclosure addresses the recommended disclosures of paragraphs 179-182 of the AICPA Practice Aid. Your disclosure only states that you used methodologies in accordance with the Practice Aid and certain factors considered but does not provide qualitative and quantitative disclosure of the factors and assumptions used in your valuations or information for each equity issuance that has been granted during the last twelve months. Please revise disclosure to address the following for each equity instrument granted during the twelve months prior to the date of the most recent balance sheet included in your Form S-1:

    •   For each grant date, the number of shares granted, and the fair value of the common stock;
    •   Whether the valuation used to determine fair value of the equity instruments was contemporaneous or retrospective;
    •   If a valuation expert was used and is a related party, a statement indicating that fact along with your relationship to the related party; and
    •   Disclose in MD&A the significant factors, assumptions, and methodologies used in determining fair value and provide a discussion of each factor contributing to the difference between the fair value as of each grant date and the estimated IPO price.

Part II

Exhibits

10. We note that part of Exhibit 3.1 and all of Exhibit 3.2 appear to be filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rules 102(a) and 304(e) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please file these exhibits in the proper format.

James Chandik
DNA Precious Metals, Inc.
February 8, 2012
Page 4

          You may contact Raquel Howard, Staff Accountant, at (202) 551-3291, or Melissa
Rocha, Accounting Branch Chief, at (202) 551-3854, if you have questions regarding comments
on the financial statements and related matters. Please contact John Coleman, Mining Engineer,
at (202) 551-3610, if you have questions regarding the mining engineering comments. Please
contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or David Link, Staff Attorney, at
(202) 551-3356, with any other questions.

                                        Sincerely,

                                        /s/ David Link for

                                        John Reynolds
                                        Assistant Director

cc: Jeffrey G. Klein, Esq.